Filed Pursuant to Rule 433

Dated September 6, 2017

Registration Statement No. 333-202237

Supplementing Preliminary Prospectus Supplement Dated September 6, 2017 and

Prospectus dated February 23, 2015

FINAL TERM SHEET

NATIONAL RETAIL PROPERTIES, INC.

Issuer:	National Retail Properties, Inc.

Security:	3.50% Notes due 2027

Expected Ratings (Moody’s/S&P/Fitch):	Baa1/BBB+/BBB+[1]

Trade Date:	September 6, 2017

Settlement Date:	September 14, 2017 (T+6)[2]

Principal Amount:	$400,000,000

Maturity Date:	October 15, 2027

Interest Payment Dates:	April 15 and October 15 of each year, commencing April 15, 2018

Benchmark Treasury:	2.25% due August 15, 2027

Benchmark Treasury Price / Yield:	101-11+/2.098%

Spread to Benchmark Treasury:	145 basis points

Yield to Maturity:	3.548%

Coupon (Interest Rate):	3.50% per annum

Price to Public:	99.593% of the principal amount, plus accrued interest, if any, from September 14, 2017

Optional Redemption Provisions:	Make-whole call at any time prior to July 15, 2027 based on the applicable Treasury Constant Maturity (as defined in the preliminary prospectus supplement) rate plus 0.25%; if, however, the Notes are redeemed on or after July 15, 2027, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date

CUSIP / ISIN:	637417 AK2 / US637417AK28

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Wells Fargo Securities, LLC

Jefferies LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[2]	See below for information regarding T+6 settlement.

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Morgan Stanley & Co. LLC Capital One Securities, Inc. Raymond James & Associates, Inc.

T+6 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next three succeeding business days should consult their advisors.

Notice to Prospective Investors in Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or by email at prospectus@citi.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, Wells Fargo Securities, LLC, toll-free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com, Jefferies LLC, toll-free at 1-877-877-0696 or by email at DCMProspectuses@jefferies.com or RBC Capital Markets, LLC, toll-free at 1-866-375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com.